SUPPLEMENT Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-215784

Prospectus Supplement

(To Prospectus dated February 8, 2017)

CONTANGO OIL & GAS COMPANY

Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Warrants

Guarantee of Debt Securities of Contango Oil & Gas Company by:

Crimson Exploration Inc.

Crimson Exploration Operating, Inc.

Contango Energy Company

Contango Operators, Inc.

Contango Mining Company

Conterra Company

Contaro Company

Contango Alta Investments, Inc.

Contango Venture Capital Corporation

Contango Rocky Mountain Inc.

This prospectus supplement amends the existing base prospectus that forms a part of the Registration Statement on Form S-3 (File No. 333-215784), which became effective February 8, 2017, to update the section entitled “Description of Capital Stock” set forth in the existing base prospectus. The section set forth in this prospectus supplement entitled “Description of Capital Stock” replaces and supersedes in its entirety the section entitled “Description of Capital Stock” set forth in the existing base prospectus.

On August 1, 2018, our board of directors authorized and declared a dividend of one right to purchase one-thousandth of a share of a newly authorized series of preferred stock for each outstanding share of our common stock.

Our common stock is listed on the NYSE American under the symbol “MCF.” On November 14, 2018, the last sale price of the shares as reported on the NYSE American was $4.68 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 5 of the existing base prospectus.

This prospectus supplement should be read in conjunction with the existing base prospectus dated February 8, 2017.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 15, 2018.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of material terms of our common stock, preferred stock, certificate of incorporation and bylaws. This summary is qualified by reference to our certificate of incorporation, bylaws and the rights agreement we have entered into with Continental Stock Transfer & Trust Company, as rights agent, which are filed as exhibits to the registration statement of which this prospectus forms a part and our other filings with the SEC incorporated by reference herein, and by the provisions of applicable law.

We are authorized to issue 50.0 million shares of common stock, par value $0.04 per share, and 5.0 million shares of preferred stock, par value $0.04 per share. As of November 14, 2018, there were 25,563,843 shares of our common stock issued and outstanding and held by approximately 212 record owners.

Common Stock

Holders of common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the outstanding shares of our common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock. No share of common stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund.

Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to our stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of the series.

The shares of our common stock presently outstanding are fully paid and non-assessable, and any shares issued by us pursuant to this prospectus will be fully paid and non-assessable when issued. Our common stock trades on the NYSE American under the symbol “MCF.”

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. Our preferred stock is senior to our common stock regarding liquidation. As of November 14, 2018, we had no shares of preferred stock issued and outstanding.

Series A Junior Participating Preferred Stock

On August 1, 2018, our board of directors designated 27,000 shares of preferred stock to constitute the Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”), in connection with the our adoption of a stockholder rights plan. The terms of the Series A Preferred Stock are further described below under “—Stockholder Rights Plan—Series A Preferred Stock Provisions.”

Anti-Takeover Provisions of our Certificate of Incorporation and By-laws

Certificate of Incorporation and Bylaws. Certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Our certificate of incorporation and bylaws contain provisions that (unless, as a general matter, a preferred stock designation provides otherwise for that series of preferred stock):

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permit us to issue, without any further vote or action by the stockholders, additional shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional, and other special rights, if any, and any qualification, limitations or restrictions of the shares of such series;

•	require special meetings of the stockholders to be called by the board of directors or the holder or holders of one-half of all the shares outstanding and entitled to vote thereat;

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require business at special meetings requested by stockholders to be limited to the stated purpose or purposes of that meeting, except that the board of directors shall have the authority, in its discretion, to submit additional matters to the stockholders and cause other business to be transacted;

•	require that stockholder action be taken at a meeting rather than by written consent;

•	require that stockholders follow certain procedures, including advance notice procedures, to bring certain matters before an annual meeting or to nominate a director for election; and

•	permit directors to fill vacancies in our board of directors.

The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Business Combinations. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Section 203 defines a “business combination” as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholders. Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless:

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our board of directors approved either the business combination or the transaction that resulted in the stockholders becoming an interested stockholder prior to the date the person attained the status;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and issued employee stock plans, under which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

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the business combination is approved by our board of directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

This statutory provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

Stockholder Rights Plan

On August 1, 2018, we adopted a net operating loss carryforwards rights plan and our board of directors authorized and declared a dividend distribution of one right (a “Right”) for each issued and outstanding share of our common stock, which was payable to stockholders of record as of the close of business on August 13, 2018.

The Rights. The Rights initially trade with, and are inseparable from, the common stock. New Rights will accompany any new shares of common stock issued until the earlier of the Distribution Date and the expiration date of the Rights, as described below. Prior to exercise, a Right does not give its holder any dividend, voting or liquidation rights.

Exercise Price. Each Right will allow its registered holder to purchase from us one one-thousandth of a share of Series A Preferred Stock for $33.72, subject to adjustment under certain circumstances (the “Exercise Price”), upon certain triggering events.

Exercisability. The Rights are not exercisable until the earlier of (1) public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 4.95% or more of our outstanding common stock or (2) the commencement of, or announcement of an intention to commence, a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 4.95% or more of our outstanding common stock (the earlier of such dates being called the “Distribution Date”).

Consequences of a Person or Group Becoming an Acquiring Person. Subject to certain exceptions, a 4.95% or more beneficial owner is referred to as an “Acquiring Person” under the rights agreement. If a person or group of affiliated or associated persons becomes an Acquiring Person (the first occurrence of such event being referred to as a “flip-in event”), each holder of a Right may, upon exercise of such Right, purchase for the Exercise Price shares of common stock with a market value equal to the result obtained by (A) multiplying the then-current exercise price by the then number of one one-thousandths of a share of Series A Preferred Stock for which a Right was or would have been exercisable immediately prior to the first occurrence of a flip-in event, whether or not such Right was then exercisable; and (B) dividing that product by 50% of the current market price of our common stock on the date of such first occurrence. To the extent that a person’s exercise of Rights under a flip-in event would cause them to become the beneficial owner of more than 4.95% of our common stock, such person will only be entitled to receive alternate consideration for the excess, such as cash or evidence of indebtedness as provided in the rights agreement.

Exchange. At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition of beneficial ownership by such Acquiring Person of 50% or more of the outstanding shares of common stock, the board of directors, at its option, may exchange each Right (other than Rights owned by such person or group of affiliated or associated persons, which will have become void), in whole or in part, at an exchange ratio of two shares of common stock per outstanding Right (subject to adjustment).

Redemption. At any time before any person or group of affiliated or associated persons becomes an Acquiring Person, the board of directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to certain adjustments). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish.

Business Combination. In the event that, after a person or a group of affiliated or associated persons has become an Acquiring Person, we are acquired in a merger or other business combination transaction, or 50% or more of our assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company having a market value at the time of that transaction equal to two times the Exercise Price.

Series A Preferred Stock Provisions. Each share of Series A Preferred Stock will be entitled, when, as and if declared, to a preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) an amount equal to 1,000 times the dividend declared per share of common stock. Each share of Series A Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of our stockholders. In the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per one share of common stock.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of our company, including, the right to vote or to receive dividends.

Expiration. The Rights, which are not exercisable until the Distribution Date, will expire prior to the earliest of (i) August 1, 2021 or such later day as may be established by our board of directors prior to the expiration of the Rights, provided that the extension is submitted to the our stockholders for ratification at the next annual meeting of stockholders of the Company succeeding such extension; (ii) the time at which the Rights are redeemed pursuant to the rights agreement; (iii) the time at which the Rights are exchanged pursuant to the rights agreement; (iv) the time at which the Rights are terminated upon the occurrence of certain transactions; (v) the close of business on the first day after our 2020 annual meeting of stockholders, if approval by our stockholders of the rights agreement has not been obtained at such meeting; (vi) the close of business on the effective date of the repeal of Section 382 of the Internal Revenue Code, if the board of directors determines that the rights agreement is no longer necessary or desirable for the preservation of our ability to use our net operating losses and certain other tax assets (collectively, the “Tax Benefits”); and (vii) the close of business on the first day of a taxable year of our company to which the board of directors determines that no Tax Benefits are available to be carried forward, (the earliest of (i), (ii), (iii), (iv), (v), (vi) and (vii) is referred to as the “Expiration Date”).

Anti-Dilution Provisions. The Exercise Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock or convertible securities at less than the then-current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split, reverse stock split, stock dividends and other similar transactions.

Amendments. The board of directors may amend or supplement the rights agreement without the approval of any holders of Rights, including, to (a) cure any ambiguity, (b) correct inconsistent provisions, (c) alter time period provisions or (d) make additional changes to the rights agreement that the board of directors deems necessary or desirable. However, from and after any person or group of affiliated or associated persons becomes an Acquiring Person, the rights agreement may not be supplemented or amended in any manner that would adversely affect the interests of the holders of Rights.

Anti-takeover Effects. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire beneficial ownership of more than 4.95% of our common stock without the approval of our board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. In addition, the rights plan may discourage existing 4.95% common stockholders from selling their interest in a single block, which may impact the liquidity of our common stock and may deter institutional investors from investing in our common stock, which may depress the market price of our common stock. Because the board of directors can redeem the Rights or approve a tender or exchange offer, the Rights should not interfere with a merger or other business combination approved by the board. We can make no assurances the rights plan will be effective in meeting its intended objectives, including to deter a change in control and protecting or realizing net operating loss carryforwards.

The description of our Series A Junior Participating Preferred Stock, which is contained in the Registration Statement on Form 8-A (File No. 001-16317) filed with the SEC on August 2, 2018, including any amendments or reports we file for purposes of updating that description, is incorporated herein by reference.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.